September 18, 2025

Ryan Smith
Chief Executive Officer
US ENERGY CORP
1616 S. Voss, Suite 725
Houston, TX 77057

       Re: US ENERGY CORP
           Registration Statement on Form S-3
           Filed September 12, 2025
           File No. 333-290232
Dear Ryan Smith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   David M. Loev